Exhibit 99.(a)(4)

May 3, 2006

Recently you received correspondence about the Voluntary Exchange Offer (VEO), an offer that will give you the opportunity to exchange your eligible stock options for restricted shares, or restricted share units in the case of employees who are not U.S. taxpayers, in the new CBS Corporation. Enclosed is the Offer to Exchange which contains the terms and conditions of the VEO.

Under separate cover you will receive additional VEO materials including the following:

•	Letter regarding the VEO and decisions you need to make

•	Customized Participant Statement that includes all your stock option grants eligible for the exchange

•	Guide to reading your Participant Statement

•	VEO workshop schedule

If you would like to enroll in a workshop and/or speak with an Ernst & Young representative for information about the VEO, call the VEO Information Line toll-free at (800) 259-3638 or (201) 872-5800 from a non-U.S. location. The VEO Information Line is available from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday (except for the Memorial Day holiday on May 29, 2006), during the offer period.

I strongly encourage you to review all these materials and attend a workshop live, by phone or via the Web so that you can make an informed decision about whether to participate in the VEO.

Sincerely,

Anthony Ambrosio
Executive Vice President,
Human Resources and Administration